Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (309) 406-1426
Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

July 27, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn:	Mr. H. Christopher Owings

Re:	FTS Group, Inc.
Revised Preliminary Proxy Materials on Schedule 14A
Filed June 7, 2006
File Number: 0-24829

Dear Mr. Owings:

I am securities counsel for FTS Group, Inc. (the “Company”). Below are the Company’s responses to comments 4 and 5 from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 23, 2006. I appreciate the willingness of the Staff to review our responses supplementally.

Proposal to Increase the Number of Authorized Shares of Common Stock, page 9

Comment 4.	We have reviewed your response to comment 15 in our letter dated April 5, 2006. We note the 8-K filed on January 9, 2006 discussing the acquisition of See World Satellites, Inc. As part of the consideration for the acquisition, you issued convertible preferred shares to Richard Miller. Please tell us whether this proxy solicitation is partly for the purpose of approving the authorization of additional securities underlying the convertible preferred shares. If so, Note A to Schedule 14A may apply, and you should include in the proxy statement the additional information required by Items 11, 13, and 14 of Schedule 14A. Please advise or revise.

Response 4.	The Company agreed to issue Series B Preferred Stock as part of the acquisition of See World Satellites, Inc. The Company filed the Certificate of Designation for the Series B Stock on an 8-K on March 13, 2006. The Series B Preferred Stock can convert into common stock after January 3, 2008. However, the Company has the right to redeem the Series B Preferred Stock for cash.

In December 2005 and January 2006, the Company issued secured convertible promissory notes and warrants as part of a private placement. The terms of the private placement were disclosed in an 8-K filed by the Company on January 5, 2006. The convertible notes from that private placement can convert into common stock. The warrants from that private placement can be exercised into common stock. The Company does not have adequate common stock to satisfy its obligations if all of the securities it issued in the private placement and to acquire See World convert fully into common stock. For this reason and others, the Company included terms in its Series B Preferred Stock so that the Company can redeem the Series B Preferred Stock for cash in the event it does not have enough authorized common shares to convert the Series B Preferred Stock.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (309) 406-1426

The Company respectfully notes that Note A to Schedule 14A states in part that, “where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company . . .” The Company does not believe Note A applies because Note A speaks to transactions that are to occur in the future and can be affected by the outcome of the shareholder vote. In this case, the acquisition occurred six months ago. See World has already been consolidated into the Company’s operations and there are no provisions in the acquisition documents to unwind the transaction based on the outcome of the shareholder vote.

Additionally, if shareholders do not approve the increase in authorized shares before January 3, 2008, when the Preferred Stock can convert into common stock, the Company will have the option to redeem the Preferred Stock for cash. Accordingly, the Company does not believe that Note A to Schedule 14A applies.

Finally, the Company provided the financials required by Form 8-K regarding the See World transaction on March 3, 2006. Those financials have been available to shareholders for over four months. The Company will also include financial information about See World in its second quarter 10-QSB in August 2006. The Company believes providing the information required by Items 11, 13 and 14 of Schedule 14A would be confusing to shareholders and would distract them from the most current financial information available in the Company’s periodic reports. However, if the Staff continues to believe such disclosure is appropriate, the Company proposes that it include the financials provided in its 8-K filing on March 3, 2006. Alternatively, the Company could provide the financials prepared for its second quarter 10-QSB. If the Staff continues to believe such financials should be provided, the Company respectfully requests a conference call with the Staff to determine the appropriate disclosure and the Company looks forward to resolving this matter with the Staff.

Comment 5.	We note the 8-K filed on January 9, 2006 regarding the December 29, 2005 transaction. Please tell us whether you had cash available to fund the See World acquisition absent the December transaction. We may have further comments after reviewing your response.

Response 5.	The Company entered into the December 2005 private placement primarily to raise funds for the See World acquisition. Absent the private placement, the Company would not have had adequate funds for the See World acquisition as the deal was negotiated. If the Company had not completed the private placement in December 2005, it would have likely attempted to complete the See World acquisition without the funds from the private placement using either debt or equity or a combination of both. However, given that the Company was able to successfully raise cash to close the transaction, it did not explore alternate ways to fund the transaction.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (309) 406-1426

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly
Amy M. Trombly
Counsel for FTS Group, Inc.

cc:  FTS Group, Inc.